July 24, 2007

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

Ladies and Gentlemen:

SEC FILE NO. 82-34811

Re: ChinaCast Communication Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of ChinaCast Communication Holdings Limited (the "Company"), SEC File No. 82-34811, the enclosed copy of document is submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding notice dated May 30, 2007 issued by Chinacast Education Corporation for the exercise of its right of compulsory acquisition, dated May 30, 2007, published (in English language) on the SGX public website;

2. The Company's announcement regarding application for waiver of announcement of the unaudited financial statements for the financial period ended March 31, 2007, dated May 15, 2007, published (in English language) on the SGX public website;

3. The Company's announcement regarding change of interest of ChinaCast Education Corporation, dated April 16, 2007, published (in English language) on the SGX public website;

4. The Company's announcements regarding notice of annual general meeting, dated April 4, 2007, published (in English language) on the SGX public website;

5. The Company's announcement regarding the unaudited financial statement for the year ended December 31, 2006, dated March 31, 2007, published (in English language) on the SGX public website;

6. The Company's announcement regarding the aggregate value of interested person transactions entered into during the year ended December 31, 2006, dated March 31, 2007, published (in English language) on the SGX public website; and

7. The Company's announcement regarding notice of change of interest of Fir Tree Value Master Fund, LP, dated March 8, 2007, published (in English language) on the SGX public website.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: ChinaCast Communication Holdings Limited

41585/0001/18

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	30-May-2007 18:14:18
Announcement No.	00127

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOTICE DATED 30 MAY 2007 ISSUED BY CHINACAST EDUCATION CORPORATION FOR THE EXERCISE OF ITS RIGHT OF COMPULSORY ACQUISITION

Description

The board of directors of ChinaCast Communication Holdings Limited (the "Company") wishes to inform all shareholders of the Company (the "Shareholders") that on 30 May 2007, ChinaCast Education Corporation ("CEC"), the holder of approximately 98% of the total issued share capital of the Company has issued a notice to all Shareholders notifying them that CEC intends to acquire the remaining 9,074,161 shares of the Company from the Shareholders pursuant to the exercise of its right of compulsory acquisition under section 103 of the Companies Act 1981 of Bermuda.

Attached is a copy of the said notice for the attention of Shareholders.

By Order of the Board
CHINACAST COMMUNICATION HOLDINGS LIMITED

Antonio Sena
Company Secretary
30 May 2007

Attachments:

CEC_Section103Notice.pdf
Total size = **61K**
(2048K size limit recommended)

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ChinaCast Education Corporation

To All Shareholders of ChinaCast Communication Holdings Limited (the "Company")

30 May 2007

Dear Sir/ Madam,

We are the holder of approximately 98% of the total issued share capital in the Company.

You are hereby notified that we intend to acquire the remaining 9,074,161 shares of the Company of par value US$0.08 each ("Shares") from the remaining shareholders of the Company ("Remaining Shareholders") pursuant to the exercise of our right of compulsory acquisition ("Compulsory Acquisition") under section 103 of the Companies Act 1981 of Bermuda (as amended) ("the Act"), with effect from 30 May 2007.

Consideration

We offer Remaining Shareholders the option to elect either:

a) 0.046970408 of new common stock ("CEC Common Stock") of par value US$0.0001 each in our authorised share capital for every Share ("Stock Consideration"); OR

b) S$0.28 per Share ("Cash Consideration"),

and so on in proportion for any other number of Shares held by the Remaining Shareholders as the consideration to all Remaining Shareholders involved in the Compulsory Acquisition.

Fractions of a new CEC Common Stock will not be issued to any Remaining Shareholders, and fractional entitlements will be disregarded.

A Remaining Shareholder shall have in relation to each Share, the right to elect to receive either the Stock Consideration or the Cash Consideration but not both. For the avoidance of doubt, a Remaining Shareholder can choose to receive the Stock Consideration or the Cash Consideration, or a combination thereof, for all their Shares.

By way of illustration, a Remaining Shareholder who elects to receive the Stock Consideration will receive, for every 1,000 Shares, 46 new CEC Common Stock and a Remaining Shareholder who elects to receive the Cash Consideration will receive, for every 1,000 Shares, S$280.00 in cash.

Appraisal Rights

You are entitled under section 103 (2) of the Act to make an application to the Supreme Court of Bermuda (the "Court") to appraise the value of the Shares to be acquired. Such an application must be made within one month of the date you receive this notice ("the Notice Period"). Under Bye-law 174 of the Bye-laws of the Company, you are deemed to have received this notice on the day following that on which the notice is sent out. In the event of application for appraisal, the Compulsory Acquisition would be completed under the Act within one month following the appraisal.

The aforementioned appraisal will be made by the Court as it sees fit and we have a right to either acquire all the Shares held by the Remaining Shareholders at the price fixed by the Court or cancel this notice.

We have the right to cancel the Compulsory Acquisition procedure in the event of disagreement with any appraisal.

Unless a Remaining Shareholder applies to the Court for appraisal by 1 July 2007, being the date of expiry of the Notice Period, we are entitled and bound to acquire the Shares of all Remaining Shareholders on the terms set out in this Notice.

Election Form

You have the right to elect to receive either the Stock Consideration or the Cash Consideration by returning the duplicate Election Form (together with the attached Share Transfer Form and the relevant share certificates, if any) to us by **1 July 2007**.

No acknowledgement of receipt of any share certificates, forms or other documents (whether documents of title or otherwise) will be given.

You will not be prejudiced in the event a higher purchase price is appraised by the Court. You should note however that our right of cancellation following appraisal will apply even in relation to any prior election by Remaining Shareholders.

Please complete and execute the Election Form clearly and properly.

You shall be deemed to have elected the Stock Consideration in respect of all the Shares held by you as set out in the Register of Members of the Company or standing to the credit of the "Free Balance" of your securities account maintained with The Central Depository (Pte) Limited ("CDP"), as the case may be, if:

a) **no Election Form duly executed by you is received by us by 1 July 2007, being the date of expiry of the Notice Period or in the event of an application for appraisal, one month following the appraisal; or**

b) **in our sole opinion and discretion, your Election Form is not clearly and properly completed or executed.**

It is your responsibility to ensure that the Election Form is properly completed and executed in all respects. Any decision by us under sub-paragraph (b) above on the grounds that your Election Form has been incompletely, incorrectly or invalidly signed, completed or submitted will be final and binding, and we do not accept any responsibility or liability for the consequences of such a decision.

Settlement

If no Remaining Shareholder makes an application to the Court to appraise the value of the Shares to be acquired prior to the expiration of the Notice Period, we will, upon receipt of the Election Form (together with the attached Share Transfer Form), arrange for the payment of the Stock Consideration and/or the Cash Consideration within approximately ten days from the expiry of the Notice Period as follows:

a) in respect of Remaining Shareholders who elect to receive the Stock Consideration, we will arrange for the issuance of share certificates in respect of the appropriate number of new CEC Common Stock to such Remaining Shareholders or his designated agent (if any) by ordinary post to their address as they appear in the Register of Members of the Company or the records of CDP (as the case may be) as at 1 July 2007 and at the risk of such Remaining Shareholder; and

b) in respect of Remaining Shareholders who elect to receive the Cash Consideration, we will arrange for remittances in the forms of cheques drawn on a bank in Singapore for the appropriate amounts to be despatched to such Remaining Shareholders or his designated agent (if any) by ordinary post to their address as they appear in the Register of Members of the Company or the records of CDP (as the case may be) as at 1 July 2007 and at the risk of such Remaining Shareholder.

The CEC Common Stock is quoted on the NASDAQ OTC Bulletin Board. Remaining Shareholders who have been issued share certificates in respect of the appropriate number of new CEC Common Stock pursuant to their election to take up the Stock Consideration and who wish to effect transactions relating to their CEC Common Stock on the NASDAQ OTC Bulletin Board should note that they have to deposit their share certificates with their stockbrokers before they can effect any sale of the CEC Common Stock.

The shares of CEC Common Stock issued to the Remaining Shareholders of the Company pursuant to the Compulsory Acquisition are being issued pursuant to Regulation S of the Securities Act of 1933, as amended (the "Securities Act") in a transaction that is exempt from the registration requirements of the Securities Act. Following the conclusion of the Compulsory Acquisition, we intend to register such shares of CEC Common Stock for resale by the holders of such shares on a registration statement pursuant to the Securities Act. The inclusion in such registration statement of the shares of CEC Common Stock held by any shareholder of ChinaCast Education Corporation will be conditioned upon such shareholder providing certain information with respect to itself and its shareholdings in ChinaCast Education Corporation to us prior to the filing of such registration statement. Please find enclosed in the Schedule a questionnaire requesting the required information prior to the date on which such registration statement is filed with the United States Securities and Exchange Commission.

Please contact one of the following persons for any questions regarding the Compulsory Acquisition:

Ms Mindy Foo tel: 65-6230 9531

Mr Antonio Sena tel: 65-9674 6013

email: tony.sena@chinacast.com.cn

If at any time any provision of this notice is or becomes illegal, invalid or unenforceable, the remaining provisions of this notice shall not be affected or impaired in any way.

For and on behalf of

ChinaCast Education Corporation

Full Name: Antonio Sena

Title: Chief Financial Officer

To: ChinaCast Education Corporation
c/o Lim Associates (Pte) Ltd
3 Church Street
#08-01 Samsung Hub
Singapore 049483

Dear Sirs,

ELECTION FORM

1. **Introduction**

I refer to your notice dated 30 May 2007 in respect to the proposed compulsory acquisition under Section 103 of the Companies Act 1981 of Bermuda (as amended). The terms used in this form carry the same meaning as defined in your notice.

2. **Election Section**

I hereby elect to receive the consideration in respect of my Shares on the terms and conditions set out in the said notice as follows:

CASH CONSIDERATION ELECTION SECTION	
Number of Shares	Consideration
	S$0.28 per Share
STOCK CONSIDERATION ELECTION SECTION	
Number of Shares	Consideration
	0.046970408 new CEC Common Stock per Share

3. **Share Transfer Form**

I hereby enclose a completed Share Transfer Form (together with the relevant share certificates, if any) for your necessary action.

____

For and on behalf of
Full Name:
Title:
Date: 2007
Enc.

SHARE TRANSFER FORM

We, (hereinafter, the said Transferor) in consideration of [1] paid by **CHINACAST EDUCATION CORPORATION** (hereinafter called the said Transferee) of 25th Floor, Qiang Sheng Mansion, 145 Pu Jian Road, Pudong District, Shanghai 200127, P.R. China.

Do hereby bargain, sell, assign and transfer to the said Transferee ( ) ordinary shares of par value US$0.08 each, fully paid up and in the undertaking called **CHINACAST COMMUNICATION HOLDINGS LIMITED.**

To hold unto the said Transferee its Executors, Administrators, and Assigns, subject to several conditions on which we held the same immediately before the execution hereof; and we, the said Transferee, do hereby agree to accept the said shares subject to the conditions aforesaid.

As Witness our Hands this day of 2007.

TRANSFEROR

Signed by

For and on behalf of } ________________

in the presence of:

Witness
Name:
Address:
Occupation:

TRANSFEREE

Signed by

For and on behalf of

CHINACAST EDUCATION CORPORATION } ________________

in the presence of:

Witness
Name:
Address:
Occupation:

---

[1] To be completed by ChinaCast Education Corporation.

SCHEDULE

CHINACAST EDUCATION CORPORATION (the "Company")

SELLING SHAREHOLDER QUESTIONNAIRE

The following information is requested for use in connection with the preparation of a registration statement registering shares of our common stock for resale by you as a selling shareholder (the "Shares"). The Shares, which you acquired in connection with the compulsory acquisition of ChinaCast Communication Holdings Limited by the Company (the "Compulsory Acquisition"), will be included in a registration statement on Form SB-2 (the "Registration Statement") filed under the Securities Act of 1933 (the "Act").

Please complete and sign one copy of this questionnaire, and return it to Neil S. Natale, Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154 or fax a copy to 212-937-3563 at your earliest opportunity.

Kindly note that while some of the information requested herein may be deemed not material and therefore not required to be disclosed in the Registration Statement relating to the proposed public offering, you should provide all the information requested.

Certain legal consequences arise from being named as a selling stockholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling stockholder in the Registration Statement and the related prospectus.

NOTICE

The undersigned beneficial owner (the "Selling Stockholder") hereby elects to include the Registrable Securities owned by it and listed below (unless otherwise specified under such Item 3) in the Registration Statement.

ITEM 1. DEFINITIONS

Before you complete this Questionnaire, please give consideration to the following definitions of various terms used in this Questionnaire.

"Associate", as used throughout this questionnaire, means (a) any corporation or organization (other than the Company or any of its subsidiaries) of which you are an officer, director or partner or of which you are, directly or indirectly, the beneficial owner of 5% or more of any class of equity securities, (b) any trust or other estate in which you have a substantial beneficial interest or as to which you serve as trustee or in a similar capacity, (c) your spouse, (d) any relative of your spouse or any relative of yours who has the same home as you or who is a director or officer of key executive of the Company or any of its subsidiaries, (e) any partner,

syndicate member or person with whom you have agreed to act in concert with respect to the acquisition, holding, voting or disposition of shares of the Company's securities.

"Beneficially", when used in connection with the ownership of securities, means (a) any interest in a security which entitled you to any of the rights or benefits of ownership even though you may not be the owner of record or (b) securities owned by you directly or indirectly, including those held by you for your own benefit (regardless of how registered), and securities held by others for your benefit (regardless of how registered), such as by custodians, brokers, nominees, pledgees, etc., and including securities held by an estate or trust in which you have an interest as legatee or beneficiary, securities owned by a partnership of which you are a partner, securities held by a personal holding company of which you are a shareholder, etc., and securities held in the name of your spouse, minor children and any relative (sharing the same home). A "beneficial owner" of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares:

(1) voting power which includes the power to vote, or to direct the voting of, such security; and/or

(2) investment power which includes the power to dispose, or to direct the disposition, of such security.

In addition to being beneficial owner of securities over which you have, or share, voting or investment power, you are deemed to be the beneficial owner of a security if you have a right, within 60 days, to acquire beneficial ownership of (i.e., the right to obtain or share voting or investment power over) such security. Examples of such rights would include the right to acquire: (i) through the exercise of any option, warrant or similar right; (ii) through conversion of any security; or (iii) pursuant to the power to revoke, or the provision for automatic termination of, a trust, discretionary account or options, convertible securities or power to revoke such a trust with the "purpose or effect" or changing or influencing control underlying securities upon such acquisition, without regard to the sixty day rule state above.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

A "Control Person" of a specified person is a person that directly, or indirectly through one or more intermediaries, controls the person specified.

"Material", when used in this Questionnaire to qualify a requirement for the furnishing of information as to any subject, limits the information required to those matters as to which an average prudent investor ought reasonable to be informed before purchasing the common stock of the Company.

"Material Relationship" has not been defined by the Securities and Exchange Commission. However, the Commission has indicated that it will probably construe as a "material relationship" any relationship which tends to prevent arms-length bargaining in

dealings with a company, whether arising from a close business connection or family relationship, a relationship of control or otherwise. It seems prudent, therefore, to consider that you would have such a relationship, for example, with any organization of which you are an officer, director, trustee or partner or in which you own, directly or indirectly, 10% or more of the outstanding voting stock, or in which you have some other substantial interest, and with any person or organization with whom you have, or with whom any relative or spouse (or any other person or organization as to which you have any of the foregoing other relationships) has, a contractual relationship.

The National Association of Securities Dealers, Inc. ("NASD") defines a "Member" as being either any broker or dealer admitted to a membership in the NASD or any officer or partner of such a member, or the executive representative of such a member or the substitute for such a representative.

The NASD defines a "Person Associated with a Member" as being every sole proprietor, partner, officer, director or branch manager of any member, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such member (for example, any employee), whether or not any such person is registered or exempt from registration with the NASD.

The NASD defines an "Underwriter or a Related Person" with respect to a proposed offering as being underwriters, underwriters' counsel, financial consultants and advisors, finders, members of the selling or distribution group, and any and all other persons associated with or related to any of such persons.

ITEM 2. Please complete the following:

If you need more space to respond to or clarify your response to a question, use the "Additional Information" page at the end of this Questionnaire.

1. Print name of shareholder

2. Print address

3. If you plan to sell any shares in a state other than the state included in your address, please identify below:

4. List all positions or offices that you or any of your directors, officers, partners, shareholders or members have had since January 1, 2002 with the Company or any of its affiliates:

5. Describe below any material relationship you or any of your directors, officers, partners, shareholders or members have had with the Company or any of its officers or directors:

6. State below whether you or any of your Associates is or after January 1, 2002 was a member of the NASD, a controlling shareholder of a member, a person Associated or affiliated with a member or an Underwriter or a Related Person with respect to the proposed offering. If you respond "yes", describe such relationship:

Yes _____ No _____

(IF THE RESPONSE TO 6 WAS "NO", DO NOT RESPOND TO PARTS 7-9)

7. Describe below information as to all purchases and acquisitions (including contracts to purchase or to acquire) of securities of the Company by you since January 1, 2002, and all proposed purchases and acquisitions which are to be consummated in whole or in part within the next twelve months:

Seller or Prospective Seller	Amount and Nature of Securities	Price or Other Consideration	Date

8. Describe below all information as to all sales and dispositions (including contracts to sell or to dispose) of securities of the Company since January 1, 2002 by you to any "member" of the NASD or any Person Associated with a Member with respect to the proposed public offering, as well as to all proposed sales and dispositions by you which are to be consummated in whole or in part within the next twelve months.

Seller or Prospective Seller	Amount and Nature of Securities	Price or Other Consideration	Date

9. If you have had since January 1, 2002, or are to have within the next twelve months, any transaction of the character referred to in either Point 7 or 8 above, describe briefly below the relationship, affiliation or association of both you and, if known, the other party or parties to any such transaction with an underwriter or other "in the stream of distribution" with respect to the proposed offering. In any case, where the purchaser (whether you or any such party) is known by you to be a member of a "private investment group", such as a hedge fund or other group of purchasers, list, if known, the names of all persons comprising the "group" and their "association with" or "relationship to" any broker-dealer.

10. Describe any arrangement known to you made or to be made by any person, or any transaction already effected and if no such arrangement or transaction is known to you, state "none":
    (i) to limited or restrict the sale of the common stock of the Company during the period of the offering of such common stock registered under the Registration Statement;

    (ii) to stabilize the market for the common stock; or

    (iii) to withhold commissions or otherwise to hold each underwriter or dealer responsible for the distribution of his participation in the offering.

11. Specify below the information required as to Shares and all other securities beneficially owned by you (including any options or warrants) as of the date of this Questionnaire. [Please refer to the attached definition of "Beneficially" or the first page of this Questionnaire.]

Number of Shares	Registered in the Name of:	Beneficially Owned by:	Remarks (specify voting or investment power you have, in what capacity you have such power)

12. Specify below the number of Shares acquired by you in the Compulsory Acquisition or other financing transaction which you wish to include in the Registration Statement (if left blank, all such Shares will be included):

Number of Shares	Registered in the Name of:	Beneficially Owned by:	Remarks (specify voting or investment power you have, in what capacity you have such power)

13. State below whether you or any of your Associates is a market-maker in, or in any other way involved in the trading of, any security of the Company. If you respond "yes", describe such relationship:

Yes _____ No _____

14. State below whether shareholder is selling the Shares to be sold pursuant to the registration statement for the purposes of raising funds or diversifying your investment portfolio. If you respond "no", describe the purpose of your sale:

Yes _____ No _____

15. State whether you may sell shares in any method of distribution other than from time to time in transactions on the OTC Bulletin Board, in negotiated transactions, through the writing of options or a combination of such methods of sale. If you respond "yes", describe such method:

Yes _____ No _____

16. State whether you may sell the shares to or through broker-dealers.

Yes _____ No _____

Please note that the selling shareholders and any broker-dealers or agents who participate in the distribution of shares pursuant to the Registration Statement may be deemed to be "underwriters" as that term is defined in the Act, and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Act.

ITEM 3. SIGNATURE

I understand that the information that I am furnishing the Company herein will be used by the Company in the preparation of the Registration Statement under the Securities Act of 1933, as amended. The responses supplied in this questionnaire are accurate and complete to the best of my knowledge. If, at any time after the date of my signing this Questionnaire and prior to the date of registration of the Company's securities, any change occurs which would render any of my statements in this Questionnaire inaccurate, misleading or incomplete in any respect, I will immediately advise Loeb & Loeb LLP of such changes and the details thereof.

Signature:

Name (please print):

Title:

Telephone No:

Fax No:

Business Address:

Date:


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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	15-May-2007 20:09:00
Announcement No.	00206

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	APPLICATION FOR WAIVER OF ANNOUNCEMENT OF THE UNAUDITED FINANCIAL STATEMENTS FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2007
Description	Please see attached.
Attachments:	ChinaCast_WaiverToReleaseQ1FY2007Results.pdf Total size = **19K** (2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED

APPLICATION FOR WAIVER OF ANNOUNCEMENT OF THE UNAUDITED FINANCIAL STATEMENTS FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2007

The board of directors of ChinaCast Communication Holdings Limited ("**CCHL**") wishes to announce that CCHL had applied to the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for a waiver from the requirement under the SGX-ST Listing Manual from having to announce the unaudited financial statements of CCHL for the 3 months ended 31 March 2007 (the "**1Q 2007 Financial Statements**").

The salient background facts are as follows:-

(a) CCHL was the subject of a takeover offer (the "**Offer**") by Great Wall Acquisition Corporation (now known as ChinaCast Education Corporation) ("**CEC**") which now owns more than 98% of the issued shares of CCHL;

(b) CCHL shares have been suspended from trading on the SGX-ST since 9.00 am on 18 January 2007 as its public float had fallen below 10%;

(c) CCHL is incorporated in Bermuda. Under section 103 of the Companies Act 1981 of Bermuda (the "**Bermuda Act**"), the holders of not less than 95% of the shares in a company may give notice to the remaining shareholders (the "**Remaining Shareholders**") of their intention to compulsorily acquire the shares held by the Remaining Shareholders on the terms set out in the notice;

(d) CEC had stated in its offer document issued in connection with the Offer that it does not intend to preserve the listing status of CCHL; and

(e) CCHL understands that CEC intends to compulsorily acquire the shares held by the Remaining Shareholders and that preparations for the same are being made. The compulsory acquisition is consistent with the intentions stated by CEC in its offer document issued in connection with the Offer.

In light of the foregoing, CCHL applied to the SGX-ST for a waiver from having to announce the 1Q 2007 Financial Statements on the ground that the financial statements would serve no useful purpose given the impending compulsory acquisition and delisting of CCHL from the SGX-ST and the fact that the shares of CCHL are suspended from trading.

The SGX-ST has today informed CCHL that it has approved CCHL's application for a waiver from having to announce the 1Q 2007 Financial Statements subject to:-

(a) a confirmation by CCHL that it is not aware of any information that will have a material bearing on investors' decision which has yet to be announced; and

(b) an announcement to be made by CCHL immediately, pursuant to Rule 107 of the SGX-ST Listing Manual, explaining the reasons for the exemption granted.

CCHL confirms that it is not aware of any information that will have a material bearing on investors' decision which has yet to be announced. The reasons for the exemption have been stated above.

In view of the foregoing, no announcement will be made by CCHL in relation to the 1Q 2007 Financial Statements. CCHL will keep shareholders informed of further developments in respect of the compulsory acquisition at the appropriate juncture.

By Order of the Board
CHINACAST COMMUNICATION HOLDINGS LIMITED

Yin Jianping
Chairman
15 May 2007

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	16-Apr-2007 15:59:09
Announcement No.	00053

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	13-04-2007
2.	Name of Substantial Shareholder *	ChinaCast Education Corporation ("CEC") (formerly known as Great Wall Acquisition Corporation)

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share	

paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	10-04-2007
2.	The change in the percentage level	From 93.73 % To 98.06 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Acquisition of 20,265,000 issued ordinary shares of US$0.08 each in the capital of CCHL pursuant to off-market transfers.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	438,587,340	0
As a percentage of issued share capital	93.73 %	0 %
No. of shares held after the change	458,852,340	0
As a percentage of issued share capital	98.06 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	04-Apr-2007 14:28:29
Announcement No.	00044

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Announcement Title *	NOTICE OF ANNUAL GENERAL MEETING
Description	Please refer to the attached.
Attachments:	ChinaCast_AGMNotice.pdf Total size = **37K** (2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED

(Incorporated in Bermuda)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of ChinaCast Communication Holdings Limited will be held at Orchard Hotel, Juniper Room, 442 Orchard Road, Singapore 238879 on Friday, 27 April 2007 at 2.00 p.m., to transact the following business:-

As Ordinary Business

1. To receive and adopt the directors' report and financial statements for the financial year ended 31 December 2006 together with the auditors' report thereon. **[Resolution 1]**
2. To approve the Directors' fees of S$138,000/- (31 December 2005: S$138,000/-) for the financial year ended 31 December 2006. **[Resolution 2]**
3. To approve the Directors' fees of S$138,000/- for the financial year ending 31 December 2007 to be paid in arrears. **[Resolution 3]**
4. To re-elect Mr Li Wei, a Director retiring pursuant to Bye-law 104 of the Company's Bye-laws. **[Resolution 4]**
5. To note the retirement of Mr Foo Meng Tong, a Director retiring pursuant to Bye-law 104 of the Company's Bye-laws.

   Mr Foo Meng Tong will also relinquish his position as Chairman of both the Audit and Remuneration Committees as well as a member of the Nominating Committee upon his retirement.
6. To re-appoint Messrs Deloitte & Touche as the Company's auditors and authorise the directors to fix their remuneration. **[Resolution 5]**

As Special Business

7. To consider and, if thought fit, pass the following ordinary resolution with or without any modifications:

   "THAT subject to the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the directors of the Company to issue shares ("Shares") in the capital of the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the directors of the Company may in their absolute discretion, deem fit, PROVIDED ALWAYS THAT the aggregate number of Shares to be issued pursuant to this resolution does not exceed fifty per cent. (50%) of the issued shares in the capital of the Company at the time of the passing of this resolution, of which the aggregate number of Shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed twenty per cent. (20%) of the issued shares in the capital of the Company at the time of the passing of this resolution, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law or by the Bye-laws of the Company to be held, whichever is the earlier." **[Resolution 6]**
   [See Explanatory Note (i)]
8. Authority to issue shares under the ChinaCast Post-IPO Employee Share Option Scheme

   "THAT approval be and is hereby given to the Directors to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the ChinaCast Post-IPO Employee Share Option Scheme (the "Post-IPO Scheme"), PROVIDED ALWAYS THAT the aggregate number of shares to be issued pursuant to the Post-IPO Scheme shall not exceed 15% of the issued shares in the capital of the Company from time to time." **[Resolution 7]**
   [See Explanatory Note (ii)]
9. To transact any other ordinary business of an Annual General Meeting of which due notice shall have been given.

By order of the board of directors

Antonio Sena
Company Secretary

4 April 2007

Notes:

1. With the exception of the Central Depository (Pte) Ltd. (the "Depository") who may appoint more than two proxies, a shareholder of the Company entitled to attend and vote at the above Meeting is entitled to appoint no more than two proxies to attend and vote on his/her/its behalf. A proxy need not be a shareholder of the Company.
2. Where a form of proxy appoints more than one (1) proxy (including the case where such appointment results from a nomination by the Depository), the proportion of the shareholding concerned to be represented by each proxy shall be specified in the form of proxy.
3. A corporation which is a shareholder of the Company may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its corporate representative at the Meeting.
4. To be valid, the instrument appointing a proxy or proxies together with the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, must be deposited at the office of the Company's Singapore Share Transfer Agent, **Lim Associates (Pte) Ltd, at 3 Church Street #08-01, Samsung Hub, Singapore 049483** not less than **48 hours** before the time appointed for holding the Meeting or at any adjournment thereof.

EXPLANATORY NOTES ON SPECIAL BUSINESS TO BE TRANSACTED:

(i) The ordinary resolution proposed in the Resolution 6 above, if passed, will empower the Directors of the Company from the date of the above Meeting until the next Annual General Meeting to issue shares in the Company up to an amount not exceeding in total 50% of the issued shares in the capital of the Company for the time being for such purposes as they consider would be in the interests of the Company. This authority will, unless previously revoked or varied at a general meeting, expire at the next Annual General Meeting of the Company.

(ii) The ordinary resolution proposed in the Resolution 7, if passed, will empower the Directors of the Company, from the date of the above Meeting until the next Annual General Meeting, to issue shares up to an amount in aggregate not exceeding 15% of the issued shares in the capital of the Company from time to time pursuant to the exercise of the options under the ChinaCast Post-IPO Employee Share Option Scheme.

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Unaudited Full Year * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	31-Mar-2007 09:31:56
Announcement No.	00006

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For the Financial Period Ended *	31-12-2006

Attachments:

ChinaCast_FullYearResults31Dec2006.pdf
Total size = **185K**
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CHINACAST COMMUNICATION HOLDINGS LIMITED

Unaudited Financial Statement Announcement For Year Ended 31 December 2006

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group 1 Jan -31 Dec FY2006 RMB'000	Group 1 Jan -31 Dec FY2005 RMB'000	% change +/(-)
Revenue	92,551	73,498	25.92
Cost of sales	(56,152)	(36,601)	53.42
Gross profit	36,399	36,897	(1.35)
Service fee(Note A)	36,551	50,305	(27.34)
Other income	7,902	4,851	62.89
Selling expense	(2,571)	(2,532)	1.54
Administrative expense	(39,379)	(35,157)	12.01
Profit from operations	38,902	54,364	(28.44)
Finance costs	(18)	(19)	(5.26)
Profit before income tax	38,884	54,345	(28.45)
Income tax expense	(8,992)	(9,894)	(9.12)
Net profit for the year	29,892	44,451	(32.75)
Attributable to			
Equity holders of the parent	31,295	43,787	(28.53)
Minority interest	(1,403)	664	
	29,892	44,451	(32.75)

Notes to Income Statement:

(A) The Group had entered into technical service agreements with each of ChinaCast Co., Ltd ("CCL") and ChinaCast Li Xiang Co., Ltd. ("CCLX") (collectively, the "Satellite Operating Entities" or "SOE"), pursuant to which the Group provides SOE with certain technical services and ancillary equipment in connection with their satellite communication businesses. As compensation, the Group receives a service fee that equals the difference between SOE's total monthly revenues net of respective operating expenses.

The following details have been extracted from the financial statements of the SOE, which have been prepared in accordance with International Financial Reporting Standards and adjusted for the purpose of preparing the Group financial information:

	1 Jan -31 Dec FY2006	1 Jan -31 Dec FY2005	% change
	RMB'000	RMB'000	+/(-)
Revenue	122,525	105,492	16.15
Cost of sales	(62,855)	(53,004)	18.59
Gross profit	59,670	52,488	13.68
Other operating income	6,286	7,891	(20.34)
Interest income	451	73	517.81
Selling expense	(2,243)	(2,128)	5.40
Administrative expense	(9,536)	(7,373)	29.34
Investment impairment loss	(13,270)	-	
Share of losses in associates	(915)	-	
Income tax expense	(3,892)	(646)	502.48
Service fee to the Group	36,551	50,305	(27.34)

(B) The following table provides additional information about the combined income statements of the Group and the SOE, prepared for illustrative purpose and our discussion in item 8, assuming the results of the Group and the SOE can be combined and after eliminating the transactions between the 2 groups. The combined result would provide a more meaningful financial performance of the Group.

	Combined Group and SOE 1 Jan -31 Dec FY2006 RMB'000	Combined Group and SOE 1 Jan -31 Dec FY2005 RMB'000	% change +/(-)
Revenue	215,076	178,990	20.16
Cost of sales	(112,721)	(81,714)	37.95
Gross profit	102,355	97,276	5.22
Other income	8,353	4,924	69.64
Selling expense	(4,814)	(4,660)	3.30
Administrative expense	(48,914)	(42,530)	15.01
Profit from operations	56,980	55,010	3.58
Finance costs	(18)	(19)	(5.26)
Investment impairment loss	(13,270)	-	
Share of losses in associates	(915)	-	
Profit before income tax	42,777	54,991	(22.21)
Income tax expense	(12,884)	(10,540)	22.24
Net profit for the year	29,893	44,451	(32.75)
Attributable to			
Equity holders of the parent	31,296	43,787	(28.53)
Minority interest	(1,403)	664	
	29,893	44,451	(32.75)

(C) The profit before income tax includes the following charges (credits):

	Group 1 Jan -31 Dec FY2006 RMB'000	Group 1 Jan -31 Dec FY2005 RMB'000
Depreciation of plant and equipment	2,772	3,581
Amortization of intangible assets	5,350	1,358
Interest on borrowings	18	19
Foreign exchange loss	2,055	2,606
Share option expense	1,181	1,919
Other income including interest income	(7,902)	(4,851)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group As at 31/12/2006 RMB'000	Group As at 31/12/2005 RMB'000	Company As at 31/12/2006 RMB'000	Company As at 31/12/2005 RMB'000
ASSETS				
Current assets:				
Cash and bank balances	78,520	90,074	-	-
Term deposit	412,921	273,798	-	-
Trade receivables	20,302	19,139	-	-
Other receivables and prepayments	2,157	14,136	575	5,152
Amount due from related parties	-	480	-	-
Total current assets	513,900	397,627	575	5,152
Non-current assets:				
Interests in subsidiary	-	-	456,252	460,727
Amount due from related parties	164,625	217,887	-	-
Plant and equipment	6,609	8,953	-	-
Deferred tax assets	172	1,379	-	-
Intangible assets	14,028	19,378	-	-
Goodwill	15,291	15,291	-	-
Total non-current assets	200,725	262,888	456,252	460,727
Total assets	714,625	660,515	456,827	465,879
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Trade payables	3,095	2,816	-	-
Other payables	48,772	41,539	9,335	5,105
Income tax payable	35,938	28,119	-	-
Amount due to related parties	177	138	-	-
Current portion of finance lease	147	152	-	-
Total current liabilities	88,129	72,764	9,335	5,105

Non-current liabilities:				
Finance lease	37	190	-	-
Total non-current liabilities	37	190	-	-
Capital and reserves:				
Issued capital	308,609	292,235	308,609	292,235
Share premium	162,996	166,572	162,996	166,572
Capital reserve	-	1,919	-	1,919
Exchange translation reserve	(3,522)	(1,649)	(23,994)	(4,492)
Legal reserve	10,073	6,102	-	-
Accumulated profits	132,862	105,538	(119)	4,540
Equity attributable to equity holders of the parent	611,018	570,717	447,492	460,774
Minority interests	15,441	16,844	-	-
Total equity	626,459	587,561	447,492	460,774
Total liabilities and equity	714,625	660,515	456,827	465,879

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 31 December 2006		As at 31 December 2005	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
147	-	152	-

Amount repayable after one year

As at 31 December 2006		As at 31 December 2005	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
37	-	190	-

Details of any collateral

The Group's obligation under a finance lease is secured by the lessor's charge over the leased asset. As at 31 December 2006, the current portion and non-current portion of the finance lease amounted to approximately RMB147,000 and RMB37,000 (2005: RMB152,000 and RMB190,000) respectively.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

Cash flows from operating activities	Group 1 Jan – 31 Dec FY2006 RMB'000	Group 1 Jan – 31 Dec FY2005 RMB'000
Profit before income tax	38,884	54,345
Adjustments for:		
Depreciation expense	2,772	3,581
Interest income	(7,902)	(4,538)
Interest expense	18	19
Loss on disposal of plant and equipment	7	-
Amortisation of intangible assets	5,350	1,358
Share option expense	1,181	1,919
Operating cash flows before movements in working capital	40,310	56,684
Trade receivables	(1,163)	(3,154)
Other receivables and prepayments	11,979	(3,910)
Trade payables	279	732
Other payables	7,799	16,854
Amount due from related parties	480	(69)
Amount due to related parties	39	138
Cash generated from operations	59,723	67,275
Interest paid	(18)	(19)
Interest received	7,902	4,538
Income tax paid	(5)	(2,840)
Net cash from operating activities	67,602	68,954
Investing activities:		
Cash inflow arising from the acquisition of subsidiary (Note 1)	-	(12,195)
Amount due from related parties	53,262	(39,961)
Purchase of plant and equipment	(479)	(5,584)
Deposit for acquiring plant and equipment	-	25,839
Term deposits	(139,123)	50,102
Net cash (used in) from investing activities	(86,340)	18,201
Financing activities		
Repayments of borrowing	-	(140)
Proceeds from exercise of share options	9,698	-
Finance lease	(146)	(152)
Net cash from (used in) financing activities	9,552	(292)
Net (decrease) increase in cash and cash equivalents	(9,186)	86,863
Cash and cash equivalents at beginning of year	90,074	4,818
Effect of foreign exchange rate changes	(2,368)	(1,607)
Cash and cash equivalents at end of year	78,520	90,074

Explanatory Note:

(1) The attributable net assets of the subsidiary* acquired are as follows:

	1 Jan – 31 Dec FY2005 RMB'000
Plant and equipment	1,459
Intangible assets	20,736
Trade receivables	908
Other receivables	394
Bank balances and cash	2,505
Trade payables	(2,084)
Other payables	(2,168)
Other tax liabilities	139
Minority interest	(16,180)
Net asset acquired	5,709
Goodwill arising from the acquisition	15,291
Total purchase consideration	21,000
Less: Unpaid portion	(6,300)
Less: Cash of subsidiary acquired	(2,505)
Cash inflow arising from acquisition of subsidiary	12,195

*The subsidiary acquired in FY2005 was Beijing Tongfang Digital Education Technology Ltd ("Tongfang Education"). The acquisition of Tongfang Education was completed in October 2005.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Attributable to equity holders of the parent							Minority Interest	Total equity
	Share capital	Share premium	Capital reserve	Exchange Translation reserve	Legal reserve	Accumulated profits	Total		
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Group									
Balance at 1 January 2005	292,235	166,572	-	(20)	2,373	65,480	526,640	-	526,640
Net profit for the year ended 31 December 2005	-	-	-	-	-	43,787	43,787	664	44,451
Share option expense recognised	-	-	1,919	-	-	-	1,919	-	1,919
Transfer to legal reserve	-	-	-	-	3,729	(3,729)	-	-	-
Acquisition of subsidiary	-	-	-	-	-	-	-	16,180	16,180
Translation adjustment	-	-	-	(1,629)	-	-	(1,629)	-	(1,629)
Balance at 31 December 2005	292,235	166,572	1,919	(1,649)	6,102	105,538	570,717	16,844	587,561

	Attributable to equity holders of the parent							Minority Interest	Total Equity
	Share capital	Share premium	Capital reserve	Exchange Translation reserve	Legal reserve	Accumulated profits	Total		
Group									
Balance at 1 January 2006	292,235	166,572	1,919	(1,649)	6,102	105,538	570,717	16,844	587,561
Net profit for the year ended 31 December 2006	-	-	-	-	-	31,295	31,295	(1,403)	29,892
Share option expense recognized	-	-	1,181	-	-	-	1,181	-	1,181
Exercise of share options	16,374	(3,576)	(3,100)	-	-	-	9,698	-	9,698
Transfer to legal reserve	-	-	-	-	3,971	(3,971)	-	-	-
Translation adjustment	-	-	-	(1,873)	-	-	(1,873)	-	(1,873)
Balance at 31 December 2006	308,609	162,996	-	(3,522)	10,073	132,862	611,018	15,441	626,459
Company									
Balance at 1 January 2005	292,235	166,572	-	-	-	(1,602)	457,205	-	457,205
Share option expense recognised	-	-	1,919	-	-	-	1,919	-	1,919
Net profit for the year ended 31 December 2005	-	-	-	-	-	6,142	6,142	-	6,142
Translation adjustment	-	-	-	(4,492)	-	-	(4,492)	-	(4,492)
Balance at 31 December 2005	292,235	166,572	1,919	(4,492)	-	4,540	460,774	-	460,774
Company									
Balance at 1 January 2006	292,235	166,572	1,919	(4,492)	-	4,540	460,774	-	460,774
Share option expense recognized	-	-	1,181	-	-	-	1,181	-	1,181
Exercise of share options	16,374	(3,576)	(3,100)	-	-	-	9,698	-	9,698
Net loss for the year ended 31 December 2006	-	-	-	-	-	(4,659)	(4,659)	-	(4,659)
Translation adjustment	-	-	-	(19,502)	-	-	(19,502)	-	(19,502)
Balance at 31 December 2006	308,609	162,996	-	(23,994)	-	(119)	447,492	-	447,492

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Share Capital:

There was an increase of 26,110,000 shares in the Company's share capital for the 12 months ended 31 December 2006 as a result of the exercise of all share options.

Share Options:

As at 31 December 2006, there were no unexercised share options (31 December 2005 : 26,110,000).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group and Company have applied the same accounting policies and methods of the computation in the financial statements for the current reporting period consistent with those of the audited financial statements for the financial year ended December 31, 2005, except for the adoption of the new and revised IFRS and interpretations of the IFRS ("IFRIC") that are relevant to its operations and effective for annual periods beginning on and after January 1, 2006.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

The adoption of the new/revised IFRS and IFRIC does not have a material financial impact on the Group and the Company.

6. Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Group FY2006	Group FY2005
Earnings per share (EPS) in RMB cents		
(i) Based on weighted average number of ordinary shares in issue*	7.05	9.91
(ii) On a fully diluted basis**	7.05	9.51

*The calculation of earnings per share for the actual results for the 12 months ended 31 December 2006 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 443,992,334 shares. For comparative purposes, earnings per share for the actual results for the 12 months ended 31 December 2005 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares.

** For the purpose of computing diluted EPS, the number of shares is based on the weighted average number of ordinary shares in issue disclosed above and after adjusting for the effect of dilutive share options.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on; and (b) immediately preceding financial year.**

	Group As at 31/12/2006	Group As at 31/12/2005	Company As at 31/12/2006	Company As at 31/12/2005
Net asset value per share in RMB	1.31	1.29	0.96	1.04

Net asset value per ordinary share was computed based on (1) the shareholder's equity of our Group/Company as at 31 December 2006 and 31 December 2005 and (2) the share capital of 467,926,501 shares as at 31 December 2006 (31 December 2005: 441,816,501 shares).

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

   (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

   (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Review of Operating results

As the combined results of the Group and the SOE ("Combined Group") provides a more meaningful review of the financial performance of the whole Group, the following discussion of our performance also includes the results of the Combined Group (assuming they can be combined and after eliminating transactions between the Group and SOE), which is shown in note (B) to the income statement in paragraph 1(a). A breakdown of the revenue of the Combined Group is shown below.

	FY2006 RMB'000	FY2005 RMB'000
Revenue of the Group		
University Distance Learning Solutions	17,487	6,329
K-12 and content delivery	75,064	67,169
Sub-total	92,551	73,498
Revenue of the SOE		
University Distance Learning Solutions	72,914	66,933
IT/Management Training Courses and Solutions	5,046	5,280
K-12 Distance Learning and Educational Content Solutions	3,445	6,296
Enterprise Networking Products and Services	41,120	26,983
Sub-total	122,525	105,492
Sum of the Group's and SOE's revenue	215,076	178,990

The sum of the revenue of the Group and that of the SOE for FY2006 amounted to RMB215.1 million representing an increase of 20.2% compared to FY2005. Compared to FY2005, revenue of the Group increased considerably by 25.9% from RMB73.5 million to RMB92.6 million. The revenue from the K-12 and content delivery business increased by approximately 11.8% from RMB67.2 million to RMB75.1 million. The increase was mainly due to an increase in equipment sales. After consolidation of the result of Tongfang Education in 4QFY2005, the Group's revenue from University Distance Learning business increased by 176.3% from RMB6.3 million in FY2005 to RMB17.5m million in FY2006.

The SOE recorded a modest increase in its revenue from RMB105.5 million in FY2005 to RMB122.5 million in FY2006, which was mainly attributable to the increase in equipment sales to Enterprise customers and the increase in revenue from the University Distance Learning Solutions business. Revenue from the University Distance Learning Solutions business increased from RMB66.9 million in FY2005 to RMB72.9 million in FY2006 mainly due to the increase in student enrolment for distance learning. Together with the students on the Tongfang Education platform, total students enrolled for distance university education increased from approximately 113,000 as at the end of FY2005 to approximately 128,000 as at the end of FY2006. Revenue from the IT/Management Training Courses and Solutions business decreased slightly from RMB5.3 million in FY2005 to RMB5.0 million in FY2006. Revenue from the K-12 Distance Learning and Education Content Solutions business decreased slightly from RMB6.3 million in FY2005 to RMB3.4 million in FY2006. Revenue from the Enterprise Networking Products and Services business increased significantly from RMB27.0 million in FY2005 to RMB41.1 million in FY2006, as a result of increase in equipment sales.

Cost of sales of the Group increased by 53.4% from RMB36.6 million in FY2005 to RMB56.2 million in FY2006. Gross profit margin decreased by approximately 10.9 percentage points, from 50.2% in FY2005 to 39.3% in FY2006. This drop was a result of the low margin in equipment sales. After the acquisition of Tongfang Education in FY2005, the majority of the intangible assets are amortized over a 46 month period. The intangible amortization expense amounted to RMB5.4 million in FY2006 comparing to RMB1.4 million in FY2005. The combined cost of sales of the Group and SOE increased by 38.0% from RMB81.7 million in FY2005 to RMB112.7 million in FY2006. This increase was mainly due to the higher portion of equipment sales in the composition of the revenue.

The Group received a service fee of RMB36.6 million in FY2006 as compared to a service fee of RMB50.3 million in FY2005 as a result of the investment impairment loss in SOE, which amounted to RMB13.3 million based on current circumstances. The significant increase in other income from RMB4.9 million in FY2005 to RMB7.9 million in FY2006 was mainly due to the increase in interest income.

The Group's administrative expenses increased by 12.0% from RMB35.2 million in FY2005 to RMB39.4 million in FY2006. The increase was due to the professional and related expenses in relation to the takeover of the Group by Great Wall Acquisition Corporation, ("GWAC" now known as ChinaCast Education Corporation).

Finance costs decreased by 5.3% from RMB19,000 in FY2005 to RMB18,000 in FY2006.

Overall, profit before income tax has decreased from RMB54.3 million in FY2005 to RMB38.9 million in FY2006, representing a decrease of 28.5%. The profit before tax was affected by the professional and related expenses in relation to the takeover of the Group by GWAC and the investment impairment loss of RMB13.3 million taken up by the SOE. Income tax expense decreased slightly from RMB9.9 million in FY2005 to RMB9.0 million in FY2006. Net profit before minority interest decreased from RMB44.5 million in FY2005 to RMB29.9 million in FY2006, representing a decrease of 32.8%.

Financial Position

Cash, bank balances and term deposits increased from RMB363.9 million as at 31 December 2005 to RMB491.4 million as at 31 December 2006 mainly as a result of the SOE paying the service fee to the Group and the realization of profit. Account receivable increased by 6.1% from RMB19.1 million as at 31 December 2005 to RMB20.3 million as at 31 December 2006. This increase was mainly due to business expansion. Prepayment and other receivable and deposit decreased from RMB14.1 million as at 31 December 2005 to RMB2.2 million as at 31 December 2006. The decrease was mainly the reduction in deposit as a result of the expiry of the transponder contract and the settlement of other receivable. As at 31 December 2006, the goodwill amounted to RMB15.3 million as a result of the acquisition of Tongfang Education. Net tangible assets as at 31 December 2006 totalled RMB581.7 million (31 December 2005: RMB536.0 million). This represented an increase of 8.5% from the net tangible assets as at 31 December 2006.

Financial support to SOE

In FY2006, the Group received payments from SOE amounting to RMB53.3 million, which reduced the amount due from SOE from RMB217.9 million as at 31 December 2005 to RMB164.6 million as at 31 December 2006.

GWAC offer exercise

GWAC made an offer to ChinaCast's shareholders to acquire their shares on 21 December 2006 and at the close of the offer on 18 January 2007, GWAC received acceptances representing 80.05% of ChinaCast. On 9 February 2007, GWAC acquired a further 13.68% and currently holds 93.73% of ChinaCast.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

With the continued growth of the education business in China, ChinaCast is fully focused on becoming a significant player in this sector. This entails shifting its focus from an education enabler to an education provider including the provision of vocational courses. The Group is actively pursuing additional university partners as well as having our own contents.

11. Dividend

(a) Current Financial Period Reported On
None

Name of Dividend	
Dividend Type	
Dividend Amount per Share (in cents)	
Optional:- Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(b) Corresponding Period of the Immediately Preceding Financial Year
None.

Name of Dividend	
Dividend Type	
Dividend Amount per Share (in cents)	
Optional:- Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

No dividends have been recommended.

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

The Group revenue and profit before income tax are substantially derived from sales in Hong Kong and the People's Republic of China ("PRC"). The principal activity of the Group is the technology enablers in the telecommunication industry and most of the assets and liabilities and capital expenditure of the Group are employed in the PRC. Hence, the geographical and business segment information are as presented in the financial information.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Not applicable.

15. A breakdown of sales.

	Group Year ended 31/12/2006 RMB'000	Group Year ended 31/12/2005 RMB'000	% change +/(-)
Revenue reported for the first half year	44,973	35,718	25.9
Net profit after tax for the first half year	21,150	22,274	(5.0)
Revenue reported for the second half year	47,578	37,780	25.9
Net profit after tax for the second half year	8,742	22,177	(60.6)

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Dividend (refer to Para 16 of Appendix 7.2 for the required details)

	Latest Full Year	Previous Full Year
Ordinary	-	-
Preference	-	-
Total:	-	-

BY ORDER OF THE BOARD

Yin Jianping
Chairman
31/3/2007

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	31-Mar-2007 09:34:48
Announcement No.	00007

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE YEAR ENDED 31 DECEMBER 2006
Description	Please refer to the attached.
Attachments:	ChinaCast_AggregateIPT31Dec2006.pdf Total size = **22K** (2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED

AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE YEAR ENDED 31 DECEMBER 2006

Pursuant to Rule 920 of the SGX-ST Listing Manual, ChinaCast Communication Holdings Limited (the "Company") wishes to announce that the aggregate value of interested person transactions entered into by the Company and/or its subsidiaries during the year ended 31 December 2006, are as follows:-

Name of Interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-)
ChinaCast Co., Ltd ("CCL")		(a) Service fee paid by CCL to the Group under a technical service agreement between the parties: RMB11,622,384 (b) Satellite usage platform fee paid by the Group to CCL under a revenue and cost allocation agreement between the parties: RMB6,544,280 (c) Costs reimbursed to CCL by the Group under a revenue and cost allocation agreement between the parties: RMB1,231,810
ChinaCast Li Xiang Co., Ltd ("CCLX")		(a) Service fee paid by CCLX to the Group under a technical service agreement between the parties: RMB24,927,793 (b) Costs reimbursed to CCLX by the Group under a revenue and cost allocation agreement between the parties: RMB7,942,012 (c) Financial support rendered to CCLX by the Group under a technical service agreement between the parties as at 31 December 2006: RMB164,625,042

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-)
Technology Venture Holdings Limited ("TVH")	Mr. Ron Chan had spent approximately 76% of his total working time working for the Group. The Audit Committee is of the view that the remuneration payments to Messrs Ron Chan are in accordance with the respective agreements dated 31 January 2004 between the Company, TVH and Ron Chan.	

Submitted by Antonio Sena, Company Secretary on 31/3/2007 to the SGX

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Notice of Cessation Of Substantial Shareholding *
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	08-Mar-2007 12:51:48
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	02-03-2007
2.	Name of Substantial Shareholder *	Fir Tree Value Master Fund, LP

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	22-12-2006
2.	The change in the percentage level	From 6.78 % To 0 %
3.	Circumstance(s) giving rise to the *interest or change in interest*	# Others
	# Please specify details	Disposal of shares pursuant to the terms of the tender offer by ChinaCast Education Corporation (formerly known as Great Wall Acquisition Corporation).
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a transaction.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	31,703,000	0
As a percentage of issued share capital	6.78 %	0 %
No. of shares held after the change	0	0
As a percentage of issued share capital	0 %	0 %

Footnotes	
Attachments:	*Total size =* **0** (2048K size limit recommended)


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